EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Three Months Ended
	March 31,
	2007	2006

Net income applicable to common stock	$19,672	$15,525

Average number of common shares outstanding	16,756	16,639

Net income per share - Basic	$1.17	$0.93

Average number of common shares outstanding	16,756	16,639
Add: Assumed exercise of stock options and vesting of stock grants	128	118

Common and common equivalent shares outstanding	16,884	16,757

Net income per share - Diluted	$1.17	$0.93